Exhibit 99.1

VivoPower Subsidiary, Caret, Announces LOI to Launch Renewable Powered Digital Asset Mining Business

●	Caret Decimal Inc. is created in partnership with an experienced New York based crypto-mining team and founding shareholder Caret

●	Caret Decimal’s mission is to be the most efficient vertically integrated net zero powered digital asset mining company in the United States

●	Caret will contribute an initial 206 MW DC of solar sites in Texas in exchange for $20m of equity

●	Once fully operational, the mining sites are expected to have 4,398 petahash capacity

●	Caret reviewing potential power-to-x use cases for its remaining 1.6GW of solar sites

LONDON, December 8, 2021 (GLOBE NEWSWIRE) -- VivoPower International PLC (Nasdaq: VVPR) (“VivoPower,” the “Company) is pleased to announce that its wholly owned subsidiary, Caret LLC (“Caret”), which owns solar power project sites across the United States, has signed a letter of intent to launch Caret Decimal, a renewable powered digital asset mining business, consistent with its previously announced power-to-x strategy.

It is expected that Caret Decimal will have the capability to mine Bitcoin, Ethereum and Litecoin, among others. Caret Decimal’s mission will be to be the most efficient vertically integrated green powered digital asset mining company in the United States with the lowest break even cost of mining. With sustainability being at its core, Caret Decimal will adhere to the principals of the newly-formed Bitcoin Mining Council with a view to seek membership once operational.

In connection with the transaction, Caret will be contributing an initial 206MW-DC of its ready to build solar power from sites in Cottle and Hardeman Counties, Texas. Valued at US$20m which is in line with comparable transactions, the sites will be built and commissioned for 100% renewable powered digital asset mining in exchange for equity in Caret Decimal. Once fully operational, these sites are expected to have 4,398 petahash capacity, a fleet of 33,000 mining rigs, revenue potential of approximately US$270m per annum with an EBITDA margin of approximately 87% based on forecast Bitcoin prices.

VivoPower intends for financing to be raised at the Caret Decimal level to fund the build out of the mining sites, which will then be commissioned on a staged basis over a 24-month period. VivoPower’s expectation strategy is to ultimately spin off Caret’s digital asset mining business unit via an Initial Public Offering.

VivoPower’s Chief Executive Officer, Kevin Chin, commented:

“As previously announced in August, we have been evaluating power-to-x use cases for our solar projects, including cryptocurrency mining and green hydrogen. In the past months, we have seen increasing interest in our solar projects from a number of cryptocurrency mining groups seeking to secure their own captive source of renewable power. It is clear from our studies that digital asset mining presents the highest and best power-to-x use case for our solar power sites. Furthermore, these sites are highly strategic, not just for mining, but for other power intensive blockchain computing applications.

“We are pleased to be contributing 206MW DC of solar sites in Texas in exchange for equity in Caret Decimal and are also now re-evaluating the potential power-to-x use cases for our other 1.6GW of solar projects in the US, including some that had been previously mothballed.

“We are also delighted to be partnering with a team that has a combined 26 years of digital asset mining experience. Our vision with the Caret Decimal digital asset mining business unit is to build the most efficient, 100% renewable powered digital asset mining company in the United States with the lowest digital asset mining cost and carbon footprint.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

About Caret LLC

Caret LLC is a wholly owned subsidiary of VivoPower International PLC, a Nasdaq listed sustainable energy solutions company. Caret currently owns 38 solar projects in the United States totalling 1.8GW-DC.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the formation of Caret Decimal Inc., its expected performance and the expected benefits of the events or transactions described in this communication. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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shareholders@vivopower.com

Media Enquiries

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Sophie Morello / Jessica Hodson Walker / Richard Bicknell